UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Submission of Matters to a Vote of Security Holders

On December 20, 2024, Borqs Technologies, Inc. (the “Company”) held its 2024 Annual General Meeting of Shareholders (the “Annual Meeting”) in Beijing, China.

At the Annual Meeting, the shareholders of the Company voted:

●	To elect one Class III director to serve until the 2027 Annual General Meeting of Shareholders or until the successor is elected and qualified or until the earlier resignation or removal; and

●	To ratify the appointment of YU Certified Public Accountant PC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

The nominee was elected as Class III director with the following vote:

Nominee	For	Withheld
Pat Sek Yuen Chan	6,965,797	147,143

The appointment of YU Certified Public Accountant PC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024, was ratified with the following vote:

For	Against	Abstain
6,884,689	191,781	36,470

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: December 23, 2024	By:	/s/ Dexter Heung Sang Addy Fong
Dexter Heung Sang Addy Fong
Chief Financial Officer

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